SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January, 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-Daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                  No    X

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited non-consolidated estimated earnings results for the fiscal year ended December 31, 2007 and 2008 as attached hereto.

Attachment : unaudited non-consolidated estimated statements of income of KEPCO as of and for the fiscal year ended December 31, 2007 and 2008

Disclaimer:

The unaudited, non-consolidated estimated financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the fiscal year ended December 31, 2007 and 2008 as presented in the attachment hereto (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO as of and for the fiscal year ended December 31, 2008, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: January 29, 2009

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the fiscal year ended December 31, 2007 and 2008 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial condition and results of operations of KEPCO as of December 31, 2008, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

As of December 31, 2007 and 2008

(Unit : in billions of Korean Won)	FY 2008	FY 2007	Change	Change%
Operating revenues:	31,522	28,984	2,539	8.8%
Sale of electric power	31,182	28,646	2,536	8.9%
Other operating revenues	299	307	-9	-2.9%
Revenues for other businesses	42	31	12	38.4%
Operating expenses:	35,182	28,654	6,528	22.8%
Purchased power	29,108	22,724	6,384	28.1%
Maintenance	851	946	-95	-10.1%
Depreciation	1,946	1,883	63	3.4%
Commissions	585	557	28	5.1%
Other operating expenses	2,632	2,500	132	5.3%
Expenses for other businesses	59	44	16	35.9%

Operating income	-3,659	330	-3,989	-1208.8%

Non-operating income:	1,548	2,338	-790	-33.8%
Interest income	91	82	8	10.0%
Gain on foreign currency transactions and translation	47	1	46	4209.1%
Investment income from affiliates	671	1,786	-1,115	-62.4%
Other	739	469	271	57.7%
Non-operating expenses:	2,395	785	1,610	205.2%
Interest expenses	752	603	150	24.9%
Loss on foreign currency transactions and translation	633	78	555	711.3%
Investment loss from affiliates	736	20	715	3541.6%
Other	274	84	190	226.7%

Earnings before taxes	-4,506	1,884	-6,390	-339.2%

Provision for income taxes	-1,554	327	-1,881	-575.3%

Net income	-2,953	1,557	-4,509	-289.7%